[redacted]

14047220

CM

PUBLIC

UNITEDSTATES
\NDEXCHANGECOMMISSION
shington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68513

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Achates Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3201 New Mexico Avenue, N.W. Suite 247
(No. and Street)

Washington	DC	20016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roger W. Mehle (202) 887-0552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven G. Hirshenson, Chartered
(Name – *if individual, state last, first, middle name*)

50 W. Edmonston Drive # 603	Rockville	MD	20852
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
05 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/27

OATH OR AFFIRMATION

I, Roger W. Mehle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Achates Capital Advisors LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Chairman and Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDA D. EVANS-CROMER NOTARY PUBLIC MY COMMISSION EXPIRES 12/14/2018 DISTRICT OF COLUMBIA

District of Columbia: SS
Subscribed and Sworn to before me
this 24 day of Feb., 2014

Notary Public, D.C.
My commission expires 12-14-18

ACHATES CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ACHATES CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

INDEPENDENT AUDITOR'S REPORT

To the Members
Achates Capital Advisors LLC
Washington, DC

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Achates Capital Advisors LLC as of December 31, 2013 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Achates Capital Advisors LLC as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

S. G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

February 11, 2014

ACHATES CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	15,258
Prepaid expenses		351
Furniture and equipment, net of accumulated depreciation of $ 266		1,196
Security deposit		1,258
TOTAL ASSETS	$	18,063

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	6,270
Member's Equity		11,793
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	18,063

SEE NOTES TO THE STATEMENT OF FINANCIAL CONDITION

ACHATES CAPITAL ADVISORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1 - Nature of Business and Summary of Significant Accounting Policies

Achates Capital Advisors LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The accounts of the Company are maintained and the financial statements are prepared on the accrual basis of accounting. The accounting and reporting policies of the Company conform to general practices within the brokerage industry.

Cash and cash equivalents consisted of a checking account and a deposit account with FINRA. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures at the date of the financial statements. Actual results could differ from the estimates made in the preparation of the financial statements.

2 - Property and Equipment

Property and equipment is recorded at acquisition cost. Depreciation is provided for using the straight-line method over estimated useful lives of 10 years. Expenditures for minor repairs and maintenance are charged to expense as incurred.

3 - Income Taxes

The Company is organized as a Limited Liability Company and is therefore not a taxable entity. The members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for Federal income taxes is included in the financial statements.

4 - Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $ 8,987, which was $3,987 in excess of its required net capital of $5,000. Its ratio of aggregate indebtedness to net capital was .6977 to 1.

5 - Related Party Transactions

The payment for most of the Company's operating expenses is advanced by a company controlled by its current sole member. Under an expense sharing arrangement, the related company bills the Company for 25% of certain specified costs incurred. These costs include such items as secretarial services, telephone and internet charges and rent (Note 6). Other expenses that relate directly to the Company that have been advanced are reimbursed in full.

6 - Commitments

Effective February 2012, the Company along with other related parties jointly and severally executed a five year lease for office space at an annual base rent of $30,195. One of the joint tenants, an entity which is controlled by the Company's sole member, has agreed to assume 75% of the rent and related charges under the new lease. The lease contains an escalation clause of 3% per year. Rent expense was $7,967 for the year ended December 31, 2013.

7 - Subsequent Events

Management has evaluated events through February 11, 2014, the date on which the financial statements were available to be issued.

ACHATES CAPITAL ADVISORS LLC
3201 NEW MEXICO AVENUE, N.W.
WASHINGTON, D.C. 20016

TELEPHONE: (202) 887-0552
FAX: (202) 887-0545

February 24, 2014

ROGER W. MEHLE
CHAIRMAN
rmehle@achatesadvisors.com

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
05 REGISTRATIONS BRANCH

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Pursuant to Rule 17a-5(d)(6) under the Securities Exchange Act of 1934, enclosed please find two copies of the audited financial statements of Achates Capital Advisors LLC for the period from January 1, 2013, to December 31, 2013.

One copy, marked "Public," contains the firm's statement of financial condition only. The other copy, marked "Confidential Treatment Requested," contains the full financial statements required by subsections (d)(2) through (4) of Rule 17a-5. Please give the copy so marked the confidential treatment provided by subsection (e)(3) of the rule

Thank you for your assistance, and please let me know if you have any questions about this filing.

Sincerely,

Roger W. Mehle

Enclosures